[redacted]

14046046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8-50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 10th fl
(No. and Street)

New York	NY	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Singer — 212-813-6368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Antonio L. DeLise, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 03-24-2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

404

MarketAxess Corporation

(A wholly-owned subsidiary of
MarketAxess Holdings Inc.)

Financial Statements and Supplementary Schedules
December 31, 2013

pwc

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Financial Statements and Supplementary Schedules
December 31, 2013

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2013

Independent Auditor's Report

To the Board of Directors and Shareholder of MarketAxess Corporation:

We have audited the accompanying financial statements of MarketAxess Corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, changes in shareholder's equity and cash flow for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MarketAxess Corporation at December 31, 2013, and the results of its operation and its cash flow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2014

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	90,055,638
Securities purchased undger agreements to resell		25,000,000
Deposit with clearing broker		500,000
Accounts receivable, net of allowance of $28,653		27,754,551
Equipment, net of accumulated depreciation of $11,730,489		10,238,771
Software development costs, net of accumulated amortization of $29,292,144		10,340,632
Prepaid expenses and other assets		3,028,600
Deferred tax assets, net		404,154
Total assets	**$**	**167,322,346**
Liabilities and Shareholder's Equity		
Liabilities		
Accrued employee compensation	$	15,339,035
Deferred revenue		1,541,720
Accounts payable and other liabilities		11,001,903
Total liabilities		**27,882,658**
Shareholder's Equity		
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		74,924,608
Retained earnings		64,515,070
Total shareholder's equity		**139,439,688**
Total liabilities and shareholder's equity	**$**	**167,322,346**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Operations
Year Ended December 31, 2013

Revenues	
Commissions	$ 191,131,681
Information Services	6,989,784
Other	2,073,765
Total revenues	**200,195,230**
Expenses	
Employee compensation and benefits	32,976,802
Depreciation and amortization	10,684,948
Technology and communications	12,868,458
Professional and consulting fees	4,652,817
Marketing and advertising	3,318,188
Occupancy	1,758,429
Service agreement fees to affiliates	9,163,675
General and administrative	4,129,135
Total expenses	**79,552,452**
Income before provision for income taxes	**120,642,778**
Provision for income taxes	44,108,723
Net income	**$ 76,534,055**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2013

	Common Stock		Additional Paid-in	Retained	Total Shareholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2012	1,000	$ 10	$ 72,444,276	$ 42,981,015	$ 115,425,301
Dividend to MarketAxess Holdings Inc.	-	-	-	(55,000,000)	(55,000,000)
Excess tax benefits from stock-based compensation	-	-	2,480,332	-	2,480,332
Net income	-	-	-	76,534,055	76,534,055
Balance, December 31, 2013	**1,000**	**$ 10**	**$ 74,924,608**	**$ 64,515,070**	**$ 139,439,688**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities		
Net Income	$	76,534,055
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		9,357,557
Deferred tax assets, net		1,520,731
Non-cash out-of-period adjustment		(971,542)
Provision for bad debts		218,017
Other		39,679
Changes in operating assets and liabilities		
Increase in accounts receivable		(951,570)
Decrease in prepaid expenses and other assets		44,152
Increase in accrued employee compensation		1,923,936
Decrease in deferred revenue		(575,477)
Decrease in accounts payable and other liabilities		(3,403,648)
Net cash provided by operating activities		**83,735,890**
Cash flows from investing activities		
Purchase of equipment		(8,015,554)
Capitalization of software developments costs		(6,657,556)
Net cash used in investing activities		**(14,673,110)**
Cash flows from financing activities		
Securities purchased under agreements to resell with MarketAxess Holdings Inc.		(25,000,000)
Dividend to MarketAxess Holdings Inc.		(55,000,000)
Excess tax benefits from stock-based compensation		2,480,332
Net cash used in financing activities		**(77,519,668)**
Net decrease in cash and cash equivalents		(8,456,888)
Cash and cash equivalents		
Beginning of year		98,512,526
End of year	**$**	**90,055,638**
Supplemental cash flow information		
Cash paid during the year for income taxes	$	34,426,004

The accompanying notes are an integral part of these financial statements.

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in Delaware on September 12, 1997, and operates an electronic trading platform for corporate bonds and other types of fixed-income instruments through which the Company's institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, high-yield and emerging markets bonds, U.S. agencies and credit default swaps. The Company also executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in trades which then settle through a third-party clearing organization. The Company provides fixed-income market data analytics and compliance tools that help its clients make trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Securities Purchased Under Agreements to Resell

The Company enters into repurchase agreements with the Parent. Repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. These agreements are collateralized by corporate and municipal bonds with varying maturities within the next three years. The Company takes possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. There are no amounts netted in the Statement of Financial Condition. The fair value of the collateral held as of December 31, 2013 is $25,764,688.

Fair Value Investment Instruments

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets measured at fair value consist of money market instruments and securities purchased under agreements to resell. As of December 31, 2013 and during the year ended, the Company's money market instruments of $65,310,341 were classified as Level 1. All other financial instruments are short-term in nature and the carrying amount reported on our Statement of Financial Condition approximate fair value.

Allowance for Doubtful Accounts
All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Statement of Operations.

Deposit with Clearing Broker
The deposit with a clearing broker consists of cash on deposit with a broker-dealer with whom the Company maintains a clearing agreement.

Depreciation
Equipment is carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs and Amortization
The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Statement of Operations.

The Company files consolidated federal and combined state and local income tax returns with its Parent and U.S. affiliates. Pursuant to a tax sharing agreement between the Company and the Parent income tax expense recorded by the Company is determined on a separate company basis.

The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Statement of Operations.

Revenue Recognition
The majority of the Company's revenues are derived from commissions for trades executed on its platform and distribution fees that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from information services, telecommunications line charges to broker-dealer clients and broker-dealer set-up fees.

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. For trades that the Company executes between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller, the Company earns the commission through the difference in price between the two riskless principal trades. Fee programs for certain products include distribution fees which are recognized monthly.

The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its platform through a non-exclusive and non-transferable license. Broker-dealer clients may pay an initial set-up fee, which is typically due and payable upon execution of the broker-dealer agreement. The initial set-up fee, if any, varies by agreement. Revenue is recognized over the initial term of the agreement, which is generally two years.

Stock-Based Compensation for Employees

The Company's employees participate in the stock incentive plans of the Parent. The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent.

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Out-of-Period Adjustment

The Company determined that it had incorrectly excluded incentive compensation as a component of employee compensation eligible for capitalization under its software development costs capitalization policy. The Company assessed this error and it is not material to the financial statements for the year ended December 31, 2013. Therefore, the Company recorded this item as an out-of-period adjustment by reducing employee compensation and benefits expense by $2,922,698 and increasing depreciation and amortization expense by $1,327,391 in the Statement of Operations and increasing the net book value of software development costs by $1,595,307 in the Statement of Financial Condition. This item was reflected as a non-cash adjustment in the Statement of Cash Flows.

Credit Risk

The Company acts as a riskless principal in certain transactions that the Company executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit risk in its role as trading counterparty to its clients. The Company is exposed to the risk that third parties that owe the Company money, securities or other assets will not perform their obligations. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company.

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. As of December 31, 2013, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation limit of $250,000.

Recent Accounting Pronouncements

On January 1, 2013, the Company adopted new guidance issued by the Financial Accounting Standards Board requiring companies to disclose both gross and net information about certain financial instruments including derivatives, resale and repurchase agreements, and securities lending transactions to the extent that they are either offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. This guidance was effective for the Company beginning January 1, 2013 with retrospective application required, and the required disclosures are included in Note 2. The Company's adoption of this guidance did not have a material impact on the Company's financial statements.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2013, the Company had net capital of $86,366,773 which exceeded its required net capital of $1,858,845 by $84,507,928. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

The Company claims exemption from SEC Rule 15c3-3(k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

4. Equipment

Equipment is comprised of the following:

Computer, software and related equipment	$ 19,219,975
Office hardware	1,330,493
Computer hardware under capital leases	1,418,792
Accumulated depreciation	(11,730,489)
Total equipment, net	$ 10,238,771

During the year ended December 31, 2013 depreciation expense was $4,407,097.

5. Software Development Costs

Software development costs are comprised of the following:

Software development costs	$ 39,632,776
Accumulated amortization	(29,292,144)
Total software development costs, net	$ 10,340,632

During the year ended December 31, 2013 software development costs of $6,657,556 were capitalized and amortization expense was $4,950,460. As discussed in Note 2, the Company recorded an out-of-period adjustment that increased amortization expense by $1,327,391 in the Statement of Operations and increased the net book value of software development costs by $1,595,307 in the Statement of Financial Condition. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations.

6. Income Taxes

The provision for income taxes included in the Statement of Operations is as follows:

Current:	
Federal	$ 32,504,773
State and local	6,979,118
Total current provision	39,483,891
Deferred:	
Federal	4,144,714
State and local	480,118
Total deferred provision	4,624,832
Provision for income taxes	$ 44,108,723

The difference between the Company's reported provision for income taxes and the U.S. federal statutory rate of 35% is as follows:

Federal tax at statutory rate	$ 42,224,972	35.0%
State and local taxes - net of federal benefit	4,813,129	4.0%
Other, net	(2,929,378)	(2.4%)
Provision for income taxes	$ 44,108,723	36.6%

The following is a summary of the Company's net deferred tax assets:

Net operating loss carryforwards	$	3,735,604
Stock based compensation		2,612,461
Other		29,106
Total deferred tax assets		6,377,171
Valuation allowance		(153,837)
Depreciation and amortization		(5,819,180)
Deferred tax assets, net	$	404,154

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As of December 31, 2013, the Company had restricted U.S. federal net operating loss carryforwards of approximately $9,281,701 which begin to expire in 2021.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded.

As of December 31, 2013, the valuation allowance relates to certain state loss carryforwards that are not expected to be realized. The rollforward of the valuation allowance is as follows:

Balance at January 1, 2013	$	160,362
Decrease of state net operating loss carryforwards		(6,525)
Balance at December 31, 2013	$	153,837

No income tax returns have been audited, with the exception of New York city (through 2003) and state (through 2006) and Connecticut state (through 2003) tax returns. An examination of the Parent's federal tax return for 2011 and the New York state franchise tax returns for 2007 through 2009 is currently underway. The Company cannot estimate when the examinations will conclude.

A reconciliation of the unrecognized tax benefits is as follows:

Balance at January 1, 2013	$	48,712
Reductions for tax positions of prior years		(19,715)
Additions for tax positions of current year		235,721
Balance at December 31, 2013	$	264,718

7. Affiliate transactions

As of and for the year ended December 31, 2013, the Company had the following intercompany balances and transactions:

Securities purchased under agreements to resell	$ 25,000,000
Accounts receivable	1,538,994
Accounts payable and other liabilities	7,486,405
Other income	106,280
Service agreement fees	9,163,675

The Company has service agreements with three affiliates, MarketAxess Europe Limited, MarketAxess Plataforma De Negociacao Ltda. and MarketAxess Canada Company. Service agreement revenue from MarketAxess Canada Company is classified in other income.

Intercompany accounts receivable is for various expense reimbursements primarily due to MarketAxess SEF Corporation.

Intercompany accounts payable mainly related to liabilities to the Parent for current federal and state income taxes and to MarketAxess Europe Limited and MarketAxess Plataforma De Negociacao Ltda. for service agreement fees.

During 2013, the Company incurred allocated expenses from the Parent for depreciation and amortization, professional and consulting fees, and occupancy, which are all reflected in the Statement of Operations.

Rental expense, paid to the Parent, for the year ended December 31, 2013, was $1,406,652 and is included in occupancy in the Statement of Operations.

8. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plans of the Parent. Stock compensation expense related to restricted stock and stock options in 2013 was $2,907,851 and is included in employee compensation and benefits in the Statement of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants vest over a three year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the award, the risk-free interest rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents the period of time

that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The following table represents the assumptions used for Black-Scholes to determine the per share weighted-average fair value for options granted for the year ended December 31, 2013:

Weighted-average expected life (years)	5.00
Weighted-average risk-free interest rate	0.82%
Weighted-average expected volatility	47.63%
Weighted-average fair value per option granted	$ 13.27

The following table reports stock option activity during the year ended December 31, 2013 and the intrinsic value as of December 31, 2013:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
Outstanding at December 31, 2012	478,885	$ 13.10		
Transfer of employees to affiliate	(26,387)	$ 12.87		
Granted	884	35.98		
Forfeited	(388)	35.98		
Exercised	(102,164)	13.02		$ 4,085,336
Outstanding at December 31, 2012	350,830	13.16	2.97	$ 18,863,167
Exercisable at December 31, 2013	368,299	12.77	2.83	$ 18,518,166

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2013 of $66.93 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares.

As of December 31, 2013, the Company had $62,836 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.2 years.

Restricted Stock and Performance Shares
Restricted stock generally vests over a period of three or five-years. Compensation expense is measured at the grant date and recognized ratably over the vesting period. Performance share awards are granted to certain senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Company of pre-tax operating income on a per share basis before performance share and cash bonus expense. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. Compensation expense for performance shares is measured at the grant date and recognized on a

graded basis over the vesting period. For 2013, the pay-out achievement was 108% of the performance award.

The following table reports performance share activity for the year ended December 31, 2013:

Share pay-out at plan		15,042
Actual share pay out in following year		16,245
Fair value per share on grant date	$	35.98

The following table reports restricted stock and performance share activity during the year ended December 31, 2013:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2012	216,170	$ 22.30
Transfer of employees to affiliate	(1,488)	
Granted	112,340	
Performance share payout	13,055	
Forfeited	(528)	
Vested	(124,502)	
Outstanding at December 31, 2013	215,047	$ 33.46

As of December 31, 2013, the Company had $4,591,221 of total unrecognized compensation expense related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.8 years.

9. Commitments and Contingencies

Credit Facility

On January 14, 2013, the Parent entered into a three year credit agreement which provides for revolving loans and letters of credit up to an aggregate of $50,000,000 ("Credit Facility"). Subject to satisfaction of certain specified conditions, the Parent is permitted to upsize the Credit Facility by an additional $50,000,000 in total. As of December 31, 2013, there was $49,913,431 available to borrow under the Credit Facility. The Credit Facility is collateralized by first priority pledges of substantially all of the Parent's personal property assets, including the Parent's equity interests in the Company.

Other

The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a riskless principal basis by serving as counterparty to both the buyer and the seller in trades which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under a securities clearing agreement with a third party, the Company maintains a collateral deposit with

the clearing broker in the form of cash. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. As of December 31, 2013, the Company had not recorded any liabilities with regard to this right.

10. Savings and Retirement Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company. The Company made $688,193 in matching contributions to the 401(k) Plan for the year ended December 31, 2013.

11. Subsequent Event

The Company paid a dividend to the Parent in the amount of $30,000,000 on January 31, 2014.

The Company evaluated whether any other events or transactions occurred subsequent to the date of Statement of Financial Condition until February 25, 2014, and determined that there were no additional material events or transactions that would require recognition or disclosure in these financial statements.

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013 **Supplementary Schedule I**

Net Capital		
Total shareholder's equity	$	139,439,688
Deductions		
Nonallowable assets included in the following captions from the statement of financial condition		
Accounts receivable, net		27,754,551
Equipment, net		10,238,771
Software development costs, net		10,340,632
Prepaid expenses and other assets		3,028,600
Deferred tax asset		404,154
Net Capital before haircuts on securities positions		87,672,980
Haircut on money market funds included in cash and cash equivalents		(1,306,207)
Net capital		**86,366,773**
Required net capital (greater of $250,000 or 6-2/3% of aggregate indebtedness)		1,858,845
Excess net capital	**$**	**84,507,928**
Aggregate indebtedness included in statement of financial condition	$	27,882,658
Ratio of aggregate indebtedness to net capital		**0.32 to 1**

There are no material differences between the calculation above and the Company's unaudited FOCUS Report as of December 31, 2013.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013 **Supplementary Schedule II**

The Company claims exemption under Rule 15c3-3(k)(2)(ii).

pwc

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

To the Board of Directors and Shareholder of MarketAxess Corporation:

In planning and performing our audit of the financial statements of MarketAxess Corporation (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2014